

March 22, 2011

Via E-mail
Peter Oppenheimer
Senior Vice President and Chief Financial Officer
Apple, Inc.
1 Infinite Loop
Cupertino, California 95014

> **Re: Apple Inc.**
> **Form 10-K for the Fiscal Year Ended September 25, 2010**
> **Filed on October 27, 2010**
> **File No. 000-10030**

Dear Mr. Oppenheimer:

We have reviewed your letter dated February 8, 2011 in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Part III, page 88 (Incorporated by Reference from Definitive Proxy Statement Filed January 7, 2011)

Transactions with Related Persons, page 20

1. We note the references to commercial transactions with each of Disney, Northrop Grumman and Avon and your affiliates' relationships with those entities. In your response letter, please summarize the nature of the transactions in quantitative and qualitative terms and tell us the factual basis for your determinations that the transactions were arms-length. Please also provide the analysis that led to your apparent conclusion that disclosure conforming to the requirements of Item 404(a) of Regulation S-K was not required with respect to the commercial dealings with those entities during your most recent fiscal year.

The Role of Long-Term Equity Awards

2010 Equity Awards, page 26

Special Award for Mr. Cook, page 27

Discretionary Bonuses, page 29

2.   We note that Mr. Cook received 200,000 RSUs, comprised of 125,000 RSUs as part of the 2010 equity awards and 75,000 RSUs as part of a special award, and Messrs. Oppenheimer, Johnson and Sewell received 100,000 RSUs. We also note that Mr. Cook received a $5 million discretionary bonus. Finally, we note your disclosure regarding the subjective assessments made by the Compensation Committee in determining grant levels. In your response letter, please explain how each of these amounts was determined. For example, we note that with respect to Mr. Cook's special award of RSUs and discretionary bonus, the Compensation Committee considered Mr. Jobs' recommendation, your 2009 financial performance and the importance to you of Mr. Cook. Please also disclose how your 2009 performance together with the other listed factors led the Compensation Committee to determine to award Mr. Cook 75,000 RSUs and $5 million. In future filings, please ensure that you discuss how company or individual performance relative to the parameters evaluated in making compensation awards led to the specific awards.

        You may contact Phil Rothenberg at (202) 551-3466 if you have any questions regarding these comments. If you thereafter require assistance, you may contact me at (202) 551-3462.

                                        Sincerely,

                                        /s/ Mark P. Shuman

                                        Mark P. Shuman
                                        Branch Chief